QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities
Exchange Act of 1934

Methode Electronics, Inc.
(Name of Subject Company (Issuer))

Methode Electronics, Inc.
(Names of Filing Persons (Issuer))

Class B Common Stock, par value $.50 per share, and related Preferred Share Purchase Rights
(Title of Class of Securities)

591520 10 1
(CUSIP Number of Class of Securities)

Donald W. Duda
President
Methode Electronics, Inc.
7401 West Wilson Avenue
Chicago, Illinois 60706-4548
(708) 867-6777
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:
 James W. Ashley, Jr.
Lord, Bissell & Brook
115 South LaSalle Street
Chicago, Illinois 60603
(312) 443-0700

Calculation of
Filing Fee

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*
*
A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        Methode Electronics, Inc. has announced its plans to commence a tender offer for all of its outstanding shares of Class B common stock. In connection with that tender offer, the following press release is for informational purposes only and is not an offer to buy or the solicitation of any offer to sell any shares. Upon commencement of such an offer by Methode, Methode will file with the Securities and Exchange Commission a Schedule TO, including an offer to purchase, letter of transmittal and other related documents. Class B common stockholders of Methode are strongly encouraged to read these materials when they become available because they will contain important information about the terms and conditions of the offer. Such materials will be mailed to Methode's Class B common stockholders and may be obtained free of charge at the Securities and Exchange Commission's website at www.sec.gov and at Methode's website at www.methode.com. Stockholders may also obtain, without charge, copies of the offering materials by directing requests to Methode's Investor Relations Department.

News Release

Contact:	Joey Iske Director of Investor Relations 708-457-4060 jiske@methode.com

Methode Electronics, Inc. Responds to Dura Automotive's Announcement of A Planned
Unsolicited Tender Offer for Its Class B Shares

        CHICAGO, July 3, 2003—Methode Electronics, Inc. (Nasdaq: METHA) today announced that its Board of Directors will meet to evaluate and respond to Dura Automotive's (Nasdaq: DRRA) announcement of its planned unsolicited cash tender offer for Methode's outstanding Class B stock.

        In the interim, Methode Electronics urges its Class B stockholders to defer making a determination whether to accept or reject any possible offer by Dura until the Board has met and issued its recommendation.

        Warren Batts, Chairman of Methode's Special Committee and a Class A Director of the Company said, "I do not believe that the planned tender offer by Dura is in the best interests of Methode's Class A stockholders."

        There are currently 35.1 million shares of Class A stock outstanding and 1.1 million shares of Class B. Under the current corporate structure, the Class B stockholders control 75% of Methode's board of directors. The market capitalization of Dura Automotive's publicly traded common stock is approximately $164 million and Methode's is approximately $416 million. Methode will advise stockholders of its position regarding this planned offer and state its reasons for such position as soon as feasible.

        Methode Electronics is currently soliciting proxies to receive authorization from its Class A stockholders to acquire its Class B shares of stock. A special meeting is set for July 10, 2003 in that matter.

About Methode Electronics

        Methode Electronics, Inc. is a global manufacturer of component and subsystem devices. Methode designs, manufactures and markets devices employing electrical, electronic, wireless, sensing and optical technologies. Methode's components are found in the primary end markets of the automotive, communications (including information processing and storage, networking equipment, wireless and terrestrial voice/data systems), aerospace, rail and other transportation industries; and the consumer and industrial equipment markets. Further information can be found at Methode's website http://www.methode.com.

QuickLinks